United States securities and exchange commission logo





                             April 29, 2021

       Allan Marshall
       Chief Executive Officer
       Grove, Inc.
       1710 Whitney Mesa Drive
       Henderson, NV 89014

                                                        Re: Grove, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed April 15,
2021
                                                            File No. 333-255266

       Dear Mr. Marshall:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1 Filed April 15, 2021

       PROSPECTUS SUMMARY
       Recent Transactions, page 6

   1. Please file the HAVZ Consolidated acquisition agreement as an exhibit to the registration statement or tell us
why you are not required to do so. Refer to Item 601(b)(2) of
                                                        Regulation S-K.
       Use of Proceeds, page 26

   2. We note your response to prior comment 2. With respect to the proceeds you expect to receive from the
offering, please revise to identify the principal purposes for which you plan to use the
proceeds and the approximate amount intended to be used for each such purpose. For instance,
we note that your disclosure on page 25 indicates that you intend
 Allan Marshall
Grove, Inc.
April 29, 2021
Page 2
         to use the net proceeds from this offering to fund, among other purposes, new and ongoing research and development expenses and hiring of additional personnel. Dilution, page 28

3. We note your response to comment 4 and that you disclose that your net tangible book value is $(1,947,363) and $(.16) per share of common stock as of December 31, 2020. As previously requested, please tell us how you calculated these amounts considering that you have total assets of $10,019,396, which is comprised of $2,208,261 of intangible assets and $2,413,815 of goodwill, and $7,696,625 of total liabilities as of December 31,
         2020. Revise as necessary.
Consolidated pro-forma unaudited financial statements for the three months and six months
2019, page 34

4. We note your response to prior comment 5. Please revise to remove the consolidated pro forma unaudited financial statements for the three months and six months ended
         December 31, 2019 presented here and for the year ended June 30, 2019 presented on page 37. Refer to the guidance in Rule 11-02(c)(2)(i) and Rule 8-05 of Regulation S-X.
Consolidated pro-forma unaudited financial statements, page 37

5. We note your response to prior comment 5. Please revise the disclosure to explain how you determined the adjustment for amortization expense associated with the fair value of definite lived intangible assets of approximately $333,068 per year as well as providing supporting calculations in the disclosure for your pro forma basic loss per common share for the year ended June 30, 2020. Refer to Rule 11-02(a) of Regulation S-X.
Government Regulation, page 55

6. We note your response to prior comment 7. We also note your disclosure that you continue to search for a quality distribution partner familiar with European regulations and distribution processes. To the extent that you plan to expand the distribution of your products into Europe, please expand your disclosure to include a discussion of the regulations that may apply to your products. Refer to Item 101(h)(4)(ix) of Regulation S-
         K. Alternatively, please explain to us why such disclosure is not required.
MANAGEMENT
Employment Agreements, page 59

7.     Please expand your disclosure to describe the material terms of your employment
FirstName LastNameAllan Marshall
       agreement with Mr. Hackett and file the agreement as an exhibit to the registration
Comapany    NameGrove,
       statement or tell usInc.
                             why you are not required to do so. See Item 402(o)
and Item
       601(b)(10)(iii)(A)
April 29, 2021 Page 2       of Regulation S-K.
FirstName LastName
 Allan Marshall
FirstName
Grove, Inc.LastNameAllan Marshall
Comapany
April       NameGrove, Inc.
       29, 2021
April 329, 2021 Page 3
Page
FirstName LastName
Experts, page 78

8. We note your response to comment 19 in our letter dated March 10, 2021. As outlined in your response to that comment, please amend your filing prior to effectivenss to include a letter from your former auditor as Exhibit 16.1.
Note 15. Segment Information, page F-23

9.       Please revise your reportable segments    measures of profit or loss
to reconcile to your
         consolidated income before income taxes. Please note that this also applies to your disclosures on page F-39. Refer to the guidance in ASC
280-10-50-30(b).
Note 16. Subsequent Events
Other Subsequent Events, page F-25

10. We note you refer to $1 million of convertible promissory notes issued in February and
         March 2020. As referenced on page F-40, it appears these notes were issued in February and March 2021. Please revise or advise to clarify.
Note 14. Segment Information, page F-39

11. We note your response to prior comment 11. As previously noted, your segment disclosures do not agree to your unaudited condensed financial statements included on pages F-27. For instance, we note that your total loss from operations for the three and six months ended December 31, 2020 included here is incorrect. Please revise.
Exhibits

12. Prior to requesting effectiveness, please obtain and amend your filing to include a currently dated consent from your auditors for Infusionz LLC's audit report located on page F-42.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 Allan Marshall
Grove, Inc.
April 29, 2021
Page 4

       You may contact Tara Harkins at 202-551-3639 or Kevin Kuhar at 202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Deanna Virginio at 202-551-4530 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                        Sincerely,
FirstName LastNameAllan Marshall
                                                        Division of Corporation
Finance
Comapany NameGrove, Inc.
                                                        Office of Life Sciences
April 29, 2021 Page 4
cc:       Mark Lee, Esq.
FirstName LastName